Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 6 to Registration Statement No. 333-161717 of our report dated March 24, 2009 (September 2, 2009 as to earnings per share described in Note 2, the fair value of financial instruments described in Note 3, the investment described in Note 7, and segment information described in Note 15) relating to the financial statements of Archipelago Learning Holdings, LLC appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP

Dallas, Texas
November 19, 2009